UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Liberated Syndication, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53013F100

(CUSIP Number)

ERIC SHAHINIAN

CAMAC PARTNERS, LLC

350 PARK AVENUE, 13TH FLOOR

NEW YORK, NY 10022

914-629-8496

with a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/4/2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,519
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Michael Cricenti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Simeon McMillan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,385
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Adam Pincus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

1	NAMES OF REPORTING PERSONS Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

The percentage of class is based on 29,271,974 shares of common stock issued and outstanding as of August 9, 2019, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2019, of Liberated Syndication, Inc.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on January 8, 2019, and as amended on April 26, 2019, July 12, 2019, July 16, 2019, and August 26, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.001 per share (the “Common Stock”), of Liberated Syndication, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended to add the following:

In connection with the Settlement Agreement (as defined in Item 4), Michael Cricenti, Simeon McMillan, Adam Pincus and Bradly M. Tirpak are no longer members of a “group” and will cease to be Reporting Persons immediately after the filing of this Amendment. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 4.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,955,519 shares of Common Stock beneficially owned by Camac Fund is approximately $2,997,026.41, including brokerage commissions. The aggregate purchase price of the 63,385 shares of Common Stock beneficially owned by Mr. McMillan is approximately $94,242, excluding broker commissions.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On October 4, 2019, the Issuer, Camac Fund and certain other parties entered into a Settlement Agreement (the “Settlement Agreement”).

Pursuant to the Settlement Agreement:

•

the Reporting Persons withdrew their (1) request to call a special meeting of stockholders of the Issuer; and (2) nomination of director candidates and business proposals in connection with the 2019 Annual Meeting;

•	the Board is splitting the roles of Chairman of the Board and Chief Executive Officer, and the Issuer’s existing Chairman of the Board has resigned from that position (but not as a director);

•	the Issuer appointed Messrs. Shahinian and Tirpak to the Board;

•

the Issuer and Camac Fund will engage in good faith discussions to identify a mutually acceptable new independent director to join the Board (the “New Independent Director”), and if the New Independent Director joins the Board, then one of the Issuer’s legacy independent directors will resign from the Board;

•	Mr. Shahinian will join the Board’s compensation committee and will serve as its chairman;

•	Mr. Tirpak has been appointed to the Board’s audit committee;

•	the Issuer will form a strategic review committee to make recommendations with respect to the strategic direction of the Issuer, and Mr. Shahinian will chair that committee;

•	the Board will consist of no more than six members prior to the Issuer’s annual meeting of stockholders for fiscal year 2020 (the “2021 Annual Meeting”);

•

the Issuer will cancel equity awards previously granted to its Chief Executive Officer and Chief Financial Officer representing an aggregate of 300,000 restricted shares (150,000 held by each of them), the vesting conditions with respect to which relate to the achievement by the Issuer of a an uplisting on The Nasdaq Stock Market;

•

in connection with the Issuer’s annual meeting of stockholders for fiscal year 2019 (the “2020 Annual Meeting”), a new independent director will be included on the Board’s slate of director nominees in lieu of one of the Issuer’s legacy independent directors;

•

if the Board nominates Messrs. Shahinian and Tirpak for election at the 2020 Annual Meeting, then Camac Fund will appear in person or by proxy at the 2020 Annual Meeting and vote its shares of Common Stock in favor of the Board’s director slate and the ratification of the Issuer’s auditor;

•	the Issuer will hold the 2020 Annual Meeting no later than September 15, 2020, and the 2021 Annual Meeting no later than September 15, 2021;

•

Camac Fund and Mr. Shahinian agreed to customary standstill restrictions lasting until September 1, 2020 (or earlier if the Board does not nominate Messrs. Shahinian and Tirpak for election at the 2020 Annual Meeting), including not (1) acquiring any voting securities (or voting rights decoupled from the underlying securities) of the Issuer in excess of 22% of the then-outstanding Common Stock (on a net long basis); (2) nominating or publicly recommending any person for election to the Board; (3) soliciting proxies; or (4) participating in the calling of a special meeting of the Issuer’s stockholders;

•

Camac Fund will dismiss with prejudice the Verified Complaint and Alternative Petition for Writ of Mandamus/Prohibition regarding Camac Fund’s request to inspect certain books and records maintained by the Issuer filed by Camac Fund on July 15, 2019, in the District Court for Clark County, Nevada, Case No. A-19-798511-B; and

•	the Issuer will reimburse Camac Fund for up to $600,000 of its expenses.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 6 and is incorporated into this Item 4 by reference.

On October 4, 2019, the Issuer issued a press release concerning the Settlement Agreement. The press release is attached as Exhibit 7 and is incorporated into this Item 4 by reference.

On October 7, 2019, the applicable Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached as Exhibit 8 and is incorporated in this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated by reference. As of 4:00 p.m., Eastern time, on October 7, 2019, (1) Camac Fund beneficially owned 1,955,519 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock; (2) Mr. McMillan beneficially owned 63,385 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock; and (3) no other Reporting Person beneficially owned shares of Common Stock.

Camac Capital, as the general partner of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item7 is amended to add the following exhibits:

Item 7.	Material to be Filed as Exhibits

Exhibit 6	Settlement Agreement dated as of October 4, 2019, by and among Liberated Syndication, Inc., the directors of Liberated Syndication, Inc., Camac Fund, LP and Mr. Eric Shahinian.
Exhibit 7	Press Release, dated October 4, 2019.
Exhibit 8	Joint Filing Agreement, dated as of October 7, 2019, by and among Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC and Eric Shahinian.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 7, 2019

Camac Partners, LLC
By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Name: Eric Shahinian Title: Managing Member

Camac Fund, LP
By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian Title: Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually and as attorney-in-fact for Michael Cricenti, Simeon McMillan, Adam Pincus and Bradley M. Tirpak

SCHEDULE A

Transactions in the Shares of Common Stock by the Reporting Persons During the Past 60 Days

The following tables set forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on October 7, 2019. Unless otherwise indicated, all transactions were effected in the open market.

CAMAC FUND, LP

Transaction Date	Shares of Common Stock Purchased	Price Per Share
8/12/2019	8,106	$3.06
9/3/2019	30,500	$2.75
9/4/2019	16,207	$2.86